Rimrock Gold Corp.

3651 Lindell Road, Suite D155

Las Vegas, NV 89103

January 22, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Tia L. Jenkins

Re:	Rimrock Gold Corp.
Form 10-K for the Fiscal Year Ended August 31, 2014
Filed December 17, 2014
File No. 333-149552

Dear Ms. Jenkins:

We are in receipt of your comment letter dated January 13, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 10-K for the Fiscal Year Ended August 31, 2014

General

1.    We note the disclosures throughout your filing referring to tonnages and ounces mined and tonnages and ounces of reserves on properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating near your properties and instead focus on the disclosure solely on your company’s property.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to remove information regarding mining and related activities by other companies and our disclosure now reflects only geology, history, or exploration results that are directly related to our Company’s property.

Item 1. Business

Operations of Tucana Exploration page 8

1

2.    Pursuant to the Instructions to Paragraph (b)(5) of Industry Guide 7 only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission. Please revise and remove all mineral resources from your filing.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to show only proven and probable reserves and we have removed all mineral resources references from our disclosure.

Item 2. Properties page 14

3.    Please disclose a map showing the location and access to your properties pursuant to paragraph (b)(2) OF Industry Guide 7.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to include a map which shows the location and access to our properties.

4.    Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to provide the information required pursuant to paragraph (b) of Industry Guide 7, which includes the source of power and water for our property and a description of the infrastructure located on our property.

5.    Please fully disclose annual BLM fees and any other fees required to retain your property pursuant to paragraph (b)(2) of Industry Guide 7.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to reflect annual BLM fees and any other fees required to retain our property pursuant to paragraph (b)(2) of Industry Guide 7.

6. Please expand your disclosure concerning the exploration plans for your property as required by paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

• Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each project.

• If there is a phased program planned, briefly outline all phases.

• If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

• Disclose how the exploration program will be funded

• Identify who will be conducting any proposed exploration work and disclose their qualifications.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure concerning the exploration plans for our property as required by paragraph (b)(4)(i) of Industry Guide 7, and more specifically, to address the comments provided by the Staff in the “bullet points” listed above.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

RIMROCK GOLD CORP.

By:	/s/ Jordan Starkman
Name: Jordan Starkman
Title: Chief Executive Officer